As filed with the Securities and Exchange Commission on June 26, 1998.

                                   FORM 11-K

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

For the Fiscal year ended December 31, 1997

                                       OR

            [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)B OF THE
                         SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to ____________

Commission file number 013147
                       ------

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         LESCO, Inc. Stock Investment and Salary Savings Plan and Trust

         B. Name of the Issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            LESCO, Inc.
                            20005 Lake Road
                            Rocky River, Ohio 44116

                              REQUIRED INFORMATION

         See attached financial statements for the Plan for the year ended December 31, 1997.



Date: June 26, 1998

                                            Annual Report

                                            December 31, 1997


                                            LESCO, INC. STOCK INVESTMENT AND
                                            SALARY SAVINGS PLAN AND TRUST


                                            PLAN SPONSOR AND ADMINISTRATOR
                                            LESCO, Inc.
                                            20005 Lake Road
                                            Rocky River, Ohio  44116
                                            (216) 333-9250

                              Audited Financial Statements and Supplemental Schedules


                              LESCO, INC. STOCK INVESTMENT AND SALARY SAVINGS PLAN AND TRUST



                              DECEMBER 31, 1997 AND 1996



                              PLAN SPONSOR AND ADMINISTRATOR
                              LESCO, Inc.
                              20005 Lake Road
                              Rocky River, Ohio  44116
                              (440) 333-9250


                              Employee Identification Number: 34-0904517

                         [ERNST & YOUNG LLP LETTERHEAD]

                         Report of Independent Auditors


Plan Administrator
LESCO, Inc. Stock Investment and
   Salary Savings Plan and Trust


We have audited the accompanying statements of net assets available for benefits of LESCO, Inc. Stock Investment and Salary Savings Plan and Trust as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in its net assets available for benefits for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

                         [ERNST & YOUNG LLP LETTERHEAD]


Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1997 and reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedule of assets held for investment purposes that accompanies the Plan's financial statements does not disclose the historical cost of certain plan assets held by the Plan trustee. Disclosure of this information is required by the Department of Labor's Rules and Regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974.


                                                           /s/ ERNST & YOUNG LLP



May 29, 1998

         LESCO, Inc. Stock Investment and Salary Savings Plan and Trust

     Statements of Net Assets Available for Benefits, with Fund Information

                                December 31, 1997


                                               Fidelity                       Invesco         PNC EBT
                                                Advisor        PNC Index       Total         Investment
                                             Overseas Fund    Equity Fund    Return Fund    Contract Fund
                                            ----------------------------------------------------------------
ASSETS
Investments, at fair value:
  LESCO, Inc. common stock (431,121 shares)
  Fidelity Advisor Overseas Fund            $   579,797
  Compass Index Equity Fund                                 $ 7,574,694
  Invesco Total Return Fund                                                 $ 2,686,574
  PNC EBT Investment Contract Fund                                                          $ 5,077,944
Participant loans
                                            ----------------------------------------------------------------
Total investments                               579,797       7,574,694       2,686,574       5,077,944

Receivables:
   Participant contribution receivable            7,475          40,912          17,655          23,595
   Employer contribution receivable              31,273         157,849          69,980         109,304
                                            ----------------------------------------------------------------
Total receivables                                38,748         198,761          87,645         132,899
                                            ----------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS           $   618,545     $ 7,773,455     $ 2,774,219     $ 5,210,843
                                            ================================================================


                                             LESCO, Inc.
                                              Company
                                             Stock Fund       Loan Fund       Total
                                            -------------------------------------------
ASSETS
Investments, at fair value:
  LESCO, Inc. common stock (431,121 shares) $ 8,999,656                     $ 8,999,656
  Fidelity Advisor Overseas Fund                                                579,797
  Compass Index Equity Fund                                                   7,574,694
  Invesco Total Return Fund                                                   2,686,574
  PNC EBT Investment Contract Fund                                            5,077,944
Participant loans                                           $   730,258         730,258
                                            -------------------------------------------
Total investments                             8,999,656         730,258      25,648,923

Receivables:
   Participant contribution receivable           26,846                         116,493
   Employer contribution receivable             104,651                         473,057
                                            -------------------------------------------
Total receivables                               131,497                         589,550
                                            -------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS           $ 9,131,153     $   730,258     $26,238,473
                                            ===========================================



See notes to financial statements.

         LESCO, Inc. Stock Investment and Salary Savings Plan and Trust

       Statements of Assets Available for Benefits, with Fund Information

                                December 31, 1996


                                               Fidelity                       Invesco         PNC EBT
                                                Advisor        PNC Index       Total         Investment
                                             Overseas Fund    Equity Fund    Return Fund    Contract Fund
                                            -----------------------------------------------------------------
ASSETS
   Investments at fair value:
   LESCO, Inc. common stock (633,093 shares)
   Fidelity Advisor Overseas Fund            $   578,838
   Compass Index Equity Fund                                 $ 5,055,361
   Invesco Total Return Fund                                                 $ 2,069,218
   PNC EBT Investment Contract Fund                                                          $ 6,082,835
   Participant loans
                                            -----------------------------------------------------------------
Total investments                                578,838       5,055,361       2,069,218       6,082,835

Receivables:
   Participant contribution receivable             6,907          37,457          15,915          38,949
   Employer contribution receivable               26,731         135,143          59,200         131,788
                                            -----------------------------------------------------------------
Total receivables                                 33,638         172,600          75,115         170,737
                                            -----------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS            $   612,476     $ 5,227,961     $ 2,144,333     $ 6,253,572
                                            =================================================================


                                               LESCO, Inc.
                                                Company
                                               Stock Fund       Loan Fund       Total
                                            ---------------------------------------------
ASSETS
   Investments at fair value:
   LESCO, Inc. common stock (633,093 shares)   $10,446,041                    $10,446,041
   Fidelity Advisor Overseas Fund                                                 578,838
   Compass Index Equity Fund                                                    5,055,361
   Invesco Total Return Fund                                                    2,069,218
   PNC EBT Investment Contract Fund                                             6,082,835
   Participant loans                                           $   722,480        722,480
                                            ---------------------------------------------
Total investments                               10,446,041         722,480     24,954,773

Receivables:
   Participant contribution receivable              25,440                        124,668
   Employer contribution receivable                 99,622                        452,484
                                            ---------------------------------------------
Total receivables                                  125,062                        577,152
                                            ---------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS              $10,571,103     $   722,480    $25,531,925
                                            ==============================================


See notes to financial statements.

         LESCO, Inc. Stock Investment and Salary Savings Plan and Trust

Statement of Changes in Net Assets Available for Benefits, with Fund Information

                          Year Ended December 31, 1997


                                                       Fidelity                       Invesco         PNC EBT
                                                        Advisor        PNC Index       Total         Investment
                                                     Overseas Fund    Equity Fund    Return Fund    Contract Fund
                                                    ---------------------------------------------------------------
Additions to net assets attributed to:
   Investment income:
     Net appreciation                               $     15,546    $  1,627,047   $    433,066    $    351,123
     Investment income                                    40,795         102,737        122,741               -
                                                    ---------------------------------------------------------------
                                                          56,341       1,729,784        555,807         351,123
   Contributions:
     Participant                                         165,398         731,809        371,833         567,965
     Employer                                             31,273         157,849         69,980         109,304
                                                    ---------------------------------------------------------------
                                                         196,671        889,658         441,813         677,269
                                                    ---------------------------------------------------------------
Total additions                                          253,012       2,619,442        997,620       1,028,392

Deductions from net assets attributed to:
   Benefits paid to participants                          63,328         407,409        256,431       2,261,750
   Administrative costs                                                                                  27,935
                                                    ---------------------------------------------------------------
Total deductions                                          63,328         407,409        256,431       2,289,685
                                                    ---------------------------------------------------------------
Net increase prior to interfund transfers                189,684       2,212,033        741,189      (1,261,293)
Interfund transfers (net)                               (183,615)        333,461       (111,303)        218,564
                                                    ---------------------------------------------------------------
Net increase in net assets available for benefits          6,069       2,545,494        629,886      (1,042,729)
Net assets available for benefits
   at beginning of year                                  612,476       5,227,961      2,144,333       6,253,572
                                                    ---------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR    $    618,545    $  7,773,455   $  2,774,219    $  5,210,843
                                                    ===============================================================


                                                      LESCO, Inc.
                                                       Company
                                                      Stock Fund       Loan Fund       Total
                                                    --------------------------------------------
Additions to net assets attributed to:
   Investment income:
     Net appreciation                               $  3,224,444                   $  5,651,226
     Investment income                                              $     63,926        330,199
                                                    --------------------------------------------
                                                       3,224,444          63,926      5,981,425
   Contributions:
     Participant                                         499,625                      2,336,630
     Employer                                            104,651                        473,057
                                                    --------------------------------------------
                                                         604,276                      2,809,687
                                                    --------------------------------------------
Total additions                                        3,828,720          63,926      8,791,112

Deductions from net assets attributed to:
   Benefits paid to participants                       5,007,121          60,590      8,056,629
   Administrative costs                                                                  27,935
                                                    --------------------------------------------
Total deductions                                       5,007,121          60,590      8,084,564
                                                    --------------------------------------------
Net increase prior to interfund transfers             (1,178,401)          3,336        706,548
Interfund transfers (net)                               (261,549)          4,442
                                                    --------------------------------------------
Net increase in net assets available for benefits     (1,439,950)          7,778        706,548
Net assets available for benefits
   at beginning of year                               10,571,103         722,480     25,531,925
                                                    --------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR    $  9,131,153    $    730,258   $ 26,238,473
                                                    ============================================

         LESCO, Inc. Stock Investment and Salary Savings Plan and Trust

                          Notes to Financial Statements

                           December 31, 1997 and 1996


A.     SUMMARY OF ACCOUNTING POLICIES

Investments are stated at fair value. The LESCO, Inc. common stock, which is traded on a national securities exchange, is valued at the last reported sales price on the last business day of the year. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The investment in the common trust fund is valued based on the redemption price of units in the fund, which is based on the market values of the underlying assets of the fund. The participant notes receivable are valued at their outstanding balances, which approximate fair value.

Administrative expenses of the Plan may, at the discretion of the Company, be paid by the Company. Any expenses not paid by the Company will be paid out of Plan assets.

The accounting records of the Plan are maintained on the accrual basis.

The preparation of financial statements in conformity with generally accepted accounting principles requires estimates and assumptions by management and actual results may differ from these estimates.

B.     DESCRIPTION OF PLAN

The following brief description of the LESCO, Inc. Stock Investment and Salary Savings Plan and Trust (Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

The Plan covers all eligible employees, as defined, of the Company. A participant may, pursuant to a Salary Deferral Agreement, annually elect to have the Company contribute a percentage of his or her compensation to the Plan in accordance with the Internal Revenue Code (IRC). Subject to provisions of the Plan, the Company will contribute a specified amount for each participant for each plan year. A participant for whose account a contribution referred to above is made shall have the right to direct the Trustee to invest such contribution, in one or more permitted investment funds, as defined by the Plan as they may choose.

         LESCO, Inc. Stock Investment and Salary Savings Plan and Trust

B.     DESCRIPTION OF PLAN--CONTINUED

In addition, the Company at its discretion may for any Plan year, contribute an additional amount (discretionary contribution) either in the form of cash or employer stock or both which would be allocated to each active participant's account pro-rata based on the participant's annual compensation received.

Plan participants are fully vested in all contributions to their accounts, with the exception of the discretionary contributions, which vest at the rate of 10% per year for the first four years and 20% per year thereafter, until fully vested.

Under the Plan, the Company has the right to discontinue such contributions and terminate the Plan at any time. In the event of termination, all participants' accounts become fully vested, and are to be distributed to the participants according to the directions of the Plan Advisory Committee administering the Plan.

The five funds currently available for investment are the Fidelity Advisor Overseas Fund, Invesco Total Return Fund, PNC Index Equity Fund, PNC EBT Investment Contract Fund, and LESCO, Inc. Company Stock Fund. The investment in the Lesco, Inc. Company Stock Fund assigns units to its investment. At December 31, 1997 and 1996 participants owned 609,120 and 899,353 units, respectively, at $14.77 and $11.61 per unit, respectively.

C.     BENEFITS/PARTICIPANT ACCOUNTS

Individual accounts are maintained for all participants, the sum of which equals the fair value of Plan assets less unallocated forfeitures (no unallocated forfeitures at December 31, 1997 or 1996). Each participant's account is credited with earnings, based on account balance, as defined. The liability of the Plan for benefits to participants is limited to the fair value of Plan assets. A participant is entitled to receive the full value of his or her account at age 65, death or disability prior to retirement, or upon termination of employment. Upon retirement or termination, the participant may elect to receive his or her distribution in a lump sum or a series of installments, as determined by the Plan Advisory Committee and commencing in accordance with the terms of the Plan.

         LESCO, Inc. Stock Investment and Salary Savings Plan and Trust

D.     INVESTMENTS

The Plan's investments which represented 5% or more of the fair value of assets available for benefits are as follows:

                                                                    Fair Value
                                                                    -----------
               December 31, 1997:
                  LESCO, Inc. common stock                          $ 8,999,656
                  PNC EBT Investment Contract Fund                    5,077,944
                  Compass Index Equity Fund                           7,574,694
                  Invesco Total Return Fund                           2,686,574

               December 31, 1996:
                  LESCO, Inc. common stock                           10,446,041
                  PNC EBT Investment
                    Contract Fund                                     6,082,835
                  Compass Index Equity Fund                           5,055,361
                  Invesco Total Return Fund                           2,069,218

E.     INCOME TAX STATUS

The Internal Revenue Service has ruled that the Plan qualifies under Section 401(a) of the IRC. Therefore, the related Trust is tax exempt under Section 501(a) of the IRC. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

F.     YEAR 2000 (UNAUDITED)

The Plan Sponsor has developed a plan to modify its internal information technology to be ready for the year 2000 and has begun converting critical data processing systems. The project also includes determining whether third party service providers have reasonable plans in place to become year 2000 compliant. The Plan Sponsor currently expects the project to be substantially complete by early 1999. The Plan Sponsor does not expect this project to have a significant effect on plan operations.

         LESCO, Inc. Stock Investment and Salary Savings Plan and Trust
                             EIN 34-0904517 Plan 002

           Line 27(a)--Schedule of Assets Held for Investment Purposes

                                December 31, 1997


      Identity of Issue                     Description of Assets          Cost               Current Value
------------------------------------------------------------------------------------------------------------

LESCO, Inc. Common Stock*                      431,121 shares               A                  $ 8,999,656

PNC EBT Investment Contract Fund*           Common/Collective
                                            Fund--2,711,129 units       $4,632,995               5,077,944

Registered Investment Companies:
   Compass Index Equity Fund                   405,064 shares            5,698,307               7,574,694
   Invesco Total Return Fund                    92,354 shares            2,173,732               2,686,574
   Fidelity Advisor Overseas Fund               36,283 shares              567,119                 579,797

Participants loans at various
   interest rates                           Loans to participants                0                 730,258
                                                                       -----------------------------------

                                                                        $13,072,153            $25,648,923
                                                                       ===================================





(A)  This information is not available

*    Indicates party-in-interest to the Plan.

         LESCO, Inc. Stock Investment and Salary Savings Plan and Trust
                             EIN 34-0904517 Plan 002

                 Line 27(d)--Schedule of Reportable Transactions

                          Year Ended December 31, 1997


                                                          Purchase     Selling                     Net
                   Description                             Price        Price         Cost         Gain
-----------------------------------------------------------------------------------------------------------

CATEGORY (I)--SINGLE TRANSACTIONS IN EXCESS OF 5% OF
   PLAN ASSETS

LESCO, Inc. common stock                                              $4,469,373   $  245,695   $4,223,678


CATEGORY (iii)--SERIES OF TRANSACTIONS IN EXCESS OF 5%
   OF PLAN ASSETS

Compass Index Equity Fund
   purchases                                              1,824,809                 1,824,809
   sales                                                                 932,525      783,996      148,529

PNC Investment Contract Fund*
   purchases                                              1,705,443                 1,705,443
   sales                                                               3,061,450    2,902,468      158,982

LESCO, Inc. common stock*
   purchases                                                762,913                   762,913
   sales                                                               5,433,763      798,038    4,635,725

Invesco Total Return Fund
   purchases                                                973,422                   973,422
   sales                                                                 789,138      672,148      116,990


There were no category (ii) or (iv) reportable transactions for the year ended December 31, 1997.

*    Indicates party-in-interest to the Plan.

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                             LESCO, Inc. Stock Investment and
                                                Salary Savings Plan and Trust




                                             /s/ Ware H. Grove
                                             --------------------------------
                                             Ware H. Grove, Vice-President/CFO
                                             LESCO, Inc.





                              INDEX TO EXHIBITS
                              -----------------

EXHIBIT NUMBER               DESCRIPTION OF DOCUMENT
--------------               -----------------------

Ex 23                        Consent of Independent Auditors